Exhibit 99.1

Hesai Group to Hold Extraordinary General Meeting on March 3, 2026

SHANGHAI, January 26, 2026 (GLOBE NEWSWIRE) -- Hesai Group (“Hesai” or the “Company”) (NASDAQ: HSAI; HKEX: 2525), the global leader in three-dimensional light detection and ranging (lidar) solutions, today announced that it will hold an extraordinary general meeting of the Company’s shareholders (the “EGM”) at 3:00 p.m. Beijing time (or shortly after the conclusion or adjournment of the Class A Meeting which will commence at 1:30 p.m. (Beijing time) and the Class B Meeting which will commence at 2:00 p.m. (Beijing time), or shortly after the Class A Meeting is concluded, both of which are defined below) on Tuesday, March 3, 2026 at No.28 Ciyun Road, Yancheng Lake Peninsula, Weiting Town, Suzhou Industrial Park, Jiangsu Province, People’s Republic of China, for the purposes of considering and, if thought fit, passing with or without amendments, each of the Proposed Resolutions as defined and set forth in the notice of the EGM (the “EGM Notice”). The EGM Notice and the form of proxy for the EGM are available on the Company’s website at https://investor.hesaitech.com/. The board of directors of the Company fully supports the Proposed Resolutions and recommends that shareholders and holders of American depositary shares (“ADSs”) vote in favor of the Proposed Resolutions.

The Company will hold a class meeting of holders of Class A ordinary shares with a par value of US$0.0001 each (the “Class A Meeting”) and a class meeting of holders of Class B ordinary shares with a par value of US$0.0001 each (the “Class B Meeting”) convened on the same date and at the same place as the EGM, for the purposes of considering and, if thought fit, passing the Class-based Resolution as defined and set forth in the circular of the Company dated January 26, 2026, Hong Kong time. The notices and forms of proxy for each of the Class A Meeting and the Class B Meeting and the circular are available on the Company’s website at https://investor.hesaitech.com/.

Holders of record of the Company’s ordinary shares as of the close of business on February 2, 2026, Hong Kong time, are entitled to receive notice of, and to attend and vote at, the EGM or any adjourned meeting thereof. Holders of record of ADSs as of the close of business on February 2, 2026, New York time, who wish to exercise their voting rights for the underlying Class B ordinary shares must give voting instructions to Deutsche Bank Trust Company Americas, the depositary of the ADSs.

About Hesai

Hesai Technology (Nasdaq: HSAI; HKEX: 2525) is a global leader in lidar solutions. The Company’s lidar products enable a broad spectrum of applications including passenger and commercial vehicles (“ADAS”), as well as autonomous driving vehicles and robotics and other non-automotive applications such as last-mile delivery robots and AGVs (“Robotics”). Hesai seamlessly integrates its in-house manufacturing process with lidar R&D and design, enabling rapid product iteration while ensuring high performance, high quality and affordability. The Company’s commercially validated solutions are backed by superior R&D capabilities across optics, mechanics, and electronics. Hesai has established offices in Shanghai, Palo Alto and Stuttgart, with customers spanning more than 40 countries.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Hesai Group

Capital Markets Department

Email: ir@hesaitech.com

Christensen Advisory

Tel: +86-10-5900-1548

Email: hesai@christensencomms.com

Source: Hesai Group